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                                   RULE 14F-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                  INFORMATION PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               UBRANDIT.COM, INC.
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401

This report is furnished by the Board of Directors of Ubrandit.com, Inc., a Nevada corporation ("Ubrandit.com"), to the holders of its common stock, $.001 par value. Information in this report regarding Ming Liu has been provided to Ubrandit.com by that individual.

On October 13, 2006 Michael Anthony and his personal holding company, Century Capital Partners, LLC ("CCP"), entered into a Stock Purchase Agreement with Ming Liu. The Stock Purchase Agreement provides that on the tenth day after this Report is mailed to the record shareholders of Ubrandit.com, CCP will sell 50,000,000 shares of Ubrandit.com common stock to Ming Liu for a price of $600,000. Mr. Liu will use his personal funds to pay the purchase price.

In connection with the execution of the Stock Purchase Agreement, Michael Anthony, the sole director of Ubrandit.com, has elected Ming Liu to serve on the Board of Directors and has submitted his own resignation from the Board. The election and the resignation will be effective ten days after Ubrandit.com mails this Report to its record shareholders. After that change of control, the new Board of Directors - i.e. Ming Liu - will elect new executive officers for Ubrandit.com. Initially, Ming Liu will be the only officer.
This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Ubrandit.com on or about October 16, 2006.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The only voting shares issued by Ubrandit.com are its common stock. On the date of this Report, there are 69,092,790 shares of common stock issued and outstanding. The following table sets forth the number of Ubrandit.com common shares owned at this time by (a) each person who, as of the date of this Report, owns of record, or is known by Ubrandit.com to own beneficially, more than 5% of the outstanding Ubrandit.com common stock, (b) each current director of Ubrandit.com, and (c) all current officers and directors as a group.

         NAME AND ADDRESS                 AMOUNT AND NATURE           PERCENTAGE
         OF BENEFICIAL OWNER              OF BENEFICIAL OWNERSHIP     OF CLASS
         Michael Anthony                  50,000,000(1)               72.4%
         330 Clematis Street, Suite 217
         West Palm Beach, FL 33401

         All officers and directors as
           a group (1 person)             50,000,000                  72.4%
---------------

(1) The shares beneficially owned by Mr. Anthony are owned of record by Century Capital Partners, LLC, a limited liability company of which Mr. Anthony is the managing member and has sole voting power.



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Upon the closing of the purchase and sale contemplated by the Stock Purchase
Agreement, there will still be 69,092,790 shares of common stock issued and outstanding. The following table sets forth the number of Ubrandit.com common shares that will be owned after the closing by (a) each person who, as of the date of the closing, will own of record more than 5% of the outstanding Ubrandit.com common stock, (b) each individual who will be a director of Ubrandit.com after the closing, and (c) all individuals who will be officers and/or directors of Ubrandit.com after the closing as a group.

         NAME AND ADDRESS                 AMOUNT AND NATURE           PERCENTAGE
         OF BENEFICIAL OWNE)              OF BENEFICIAL OWNERSHIP(2)  OF CLASS
         Ming Liu                         50,000,000                  72.4%
         41-40 Union Street, Suite 6J
         Flushing, NY 11355

         All officers and directors as
           a group (1 person)             50,000,000                  72.4%


                             NEW BOARD OF DIRECTORS

Ten days after this Report is mailed to the Ubrandit.com shareholders of record, the resignation of the current member of Ubrandit.com's Board will become effective. On the same date, the election to the Board of Ming Liu will also become effective. Mr. Liu will then be the only member of Ubrandit.com's Board of Directors. Information regarding him follows:

         MING LIU. Early in 2006 Mr. Liu organized Sino-American Capital Group, LLC, which is engaged in developing business and financial relationships between the U.S. and the People's Republic of China. From 2004 to 2005 Mr. Liu was a member of the Board and Corporate Secretary to Advanced Battery Technologies, Inc., a Delaware holding company whose Chinese subsidiary, ZQ Power-Tech, is engaged in the development and manufacture of lithium-ion batteries. From 2003 to 2004 Mr. Liu was Secretary to the Board of ZQ Power-Tech. From 1999 until 2003 Mr. Liu was Vice President of Harbin Ridaxing Science and Technology Co., Ltd., a technology provider located in the City of Harbin, China. Mr. Liu is 31 years old.

NOMINATING AND AUDIT COMMITTEE

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the stock purchase, due to the small size of the Board. The Board will also not have an "audit committee financial expert."

SHAREHOLDER COMMUNICATIONS

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.



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                           RETIRING BOARD OF DIRECTORS

The following table lists certain information regarding the individual who is currently the sole officer and director of the Company:

                                                                        Term as
                                                                        Director
Name                   Age       Position Held                           Since
----                   ----      -------------                           -----
Michael Anthony         40       Chief Executive Officer,                2005
                                 Chief Financial Officer, Director

MICHAEL ANTHONY. Mr. Anthony is the Managing Member of Century Capital Partners, LLC. From 1999 until he formed Century Capital Partners, LLC, Mr. Anthony consulted with various businesses, much the same way Century Capital Partners does now, only on a less formal basis. In addition, since November 2004, Mr. Anthony has been President and CEO of Union Equity, Inc. and its wholly owned subsidiaries: Home Sales Express, Inc. and Preferred Properties Real Estate, Inc.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

None of the directors, officers, or beneficial owners of more than 10% of Ubrandit.com's common stock failed to file on a timely basis reports required during the 2006 fiscal year by Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Ubrandit.com did not pay any compensation to any of its officers or directors during the past three fiscal years, nor did it issue stock options or other equity grants to any of its officers or directors in that period.

October 16, 2006                    By Order of the Board of Directors:

                                    Michael Anthony, Chairman